EXHIBIT 99.1

DANAOS CORPORATION

The following is an update of the information set forth under the heading  “Item 3. Key Information-Risk Factors” in Danaos Corporation's Annual Report on Form 20-F/A for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission on April 7, 2008.

Risk Factors

Risks Inherent in Our Business

Our business, and an investment in our common stock, involves a high degree of risk, including risks relating to the downturn in the container shipping market, which has had and may continue to have an adverse effect on our earnings, affect compliance with our loan covenants and adversely affect the containership charter market.

The abrupt and dramatic downturn in the containership charter market, from which we derive substantially all of our revenues, has severely affected the container shipping industry and has adversely affected our business.  The average daily charter rate of a 4,400 TEU containership, which represents the approximate average TEU capacity of our vessels, decreased from $38,000 in March 2008 to $8,500 in March 2009. The decline in charter rates is due to various factors, including the reduced availability of trade financing for purchases of containerized cargo carried by sea, which has resulted in a significant decline in the volume of cargo shipments, and the level of global trade, including exports from China to Europe and the United States. The decline in charter rates in the containership market also affects the value of our vessels, which follow the trends of freight rates and containership charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.  The decline in the containership charter market has had and may continue to have additional adverse consequences for our industry including an absence of financing for vessel acquisitions, the absence of an active secondhand market for the sale of vessels, charterers seeking to renegotiate the rates for existing time charters and widespread loan covenant defaults in the container shipping industry.

We are not in compliance with certain financial covenants in our credit facilities, including the collateral maintenance coverage ratios, corporate leverage ratios and the minimum net worth covenants, which may affect our ability to conduct our business if we are unable to obtain waivers or covenant modifications from our lenders.

Our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified ratios and satisfy financial covenants, including requirements to maintain a minimum ratio of the fair market value of our vessels securing a particular credit facility to the aggregate outstanding indebtedness under such credit facility of between 125% and 145%, as applicable, a maximum ratio of total liabilities (after deducting cash and cash equivalents) to market value adjusted total assets (after deducting cash and cash equivalents) of 70% and minimum net worth requirements of $250 million on a book value basis and $400 million on a market value adjusted basis.  The market value of containerships is sensitive to, among other things, changes in the charter markets with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise.  The current low in charter rates in the containership market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected containership values.  These conditions have led to a significant decline in the fair market values of our vessels and the extremely low prevailing interest rates have led to significant declines in the fair value of our interest rate swap agreements.  As a result, currently we do not meet the collateral coverage ratios, the corporate leverage ratios or the minimum net worth requirements under certain of our credit facilities.

We were not in compliance with the collateral coverage ratios, corporate leverage ratios and net worth covenants contained in our loan agreements as of December 31, 2008 governing $2.0 billion of our outstanding indebtedness as of December 31, 2008.  If we are unable to obtain a waiver of our non-compliance with these covenants, or, in the case of our collateral coverage covenants, make prepayments or provide additional collateral sufficient to bring us into compliance with such covenants, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet, which would impair our ability to continue to conduct our business. Furthermore, all of our outstanding indebtedness may be classified as current liabilities and our auditors may give either an unqualified opinion with an explanatory paragraph relating to the disclosure in the notes to our financial statements as to the substantial doubt of our ability to continue as a going concern, or a qualified, adverse or disclaimer of opinion.  Certain of these events could in turn lead to additional defaults under our loan agreements, and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders.  Our outstanding indebtedness under the affected credit facilities is significantly in excess of our cash, other current assets and committed borrowing capacity. If our indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business. Any default by or the failure of our charterers to honor their obligations to us under our charter agreements would reduce the likelihood that our lenders would be willing to provide waivers or covenant modifications or other accommodations.

As a result, we have obtained waivers from certain of our lenders and are in discussions with our other lenders for proposed waivers, which we have agreed in principle with certain of our lenders, which cover or would cover, as applicable, breaches of financial covenants, namely the collateral coverage ratios, corporate leverage ratios and the minimum net worth requirements, for 2008 and 2009.  The proposed waivers are subject to definitive documentation and the approval of a requisite interest of the syndicate of lenders under the credit facilities.  We cannot assure you that we will enter into definitive documentation or that we will be able to obtain the approval of the bank syndicates on the terms described herein or at all, particularly in light of the current difficult environment in the global financing and shipping markets.

Moreover, in connection with any waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements. These restrictions may limit our ability to, among other things, pay dividends, make capital expenditures and/or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness, all of which could adversely affect our profitability and cash flows.

Even if we were able to secure waivers of our non-compliance with our credit facility covenants, if the current low charter rates in the containership market and low vessels values continue or decrease further, our ability to comply with various other covenants in our loan agreements may be adversely affected.  In such event, we may have to seek additional covenant modifications or waivers.

No financing has been arranged for the acquisition of 16 of our 29 newbuilding containerships under construction, which 16 containerships are expected to be delivered to us in 2010 and 2011, and the current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms which may hinder or prevent us from fulfilling our obligations under our agreements to complete the construction of these newbuilding containerships.

We currently have contracts for the construction of 29 newbuilding containerships, with aggregate remaining installment payments of $2.1 billion. Our obligation to purchase the 29 vessels, with six, 12 and 11 vessels expected to be delivered to us in the remainder of 2009, in 2010 and in 2011, respectively, is not conditional upon our ability to obtain financing for such purchases.  In addition to our available borrowing capacity under committed credit facilities as of March 31, 2009, we would be required to procure additional financing of approximately $1.3 billion in order to fund these remaining installment payments, to the extent such installment payments are not funded with cash generated by our operations.  Accordingly, we have no financing arranged for the acquisition of 16 of the newbuilding containerships expected to be delivered to us in 2010 and 2011.  Our ability to obtain financing in the current economic environment, particularly for the acquisition of containerships, which are experiencing low charter rates and depressed vessel values, may be limited and unless we are successful in obtaining debt financing, and our cash flow from operations remains stable or increases, we may not be able to complete these transactions.  In such a case, we could lose our deposit money, which amounted to $1.0 billion as of March 31, 2009, and we may incur additional liability and costs.  In addition, prevailing conditions in the global financial markets may preclude us from raising equity capital or issuing equity at prices which would not be dilutive to existing stockholders.

Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile.  Credit markets and the debt and equity capital markets have been exceedingly distressed.  These issues, along with the re-pricing of credit risk and the difficulties being experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, the cost of obtaining bank financing has increased as many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms, including higher collateral ratios for advances, shorter maturities and smaller loan amounts, refused to refinance existing debt at maturity at all or on terms similar to our current debt.  Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced the intention to reduce or cease lending activities in the shipping industry.  Although we have not experienced any difficulties drawing on committed facilities to date, we may be unable to fully draw on the available capacity under our existing credit facilities in the future if our lenders are unwilling or unable to meet their funding obligations.  We cannot be certain that financing will be available on acceptable terms or at all.  If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations, including under our newbuilding contracts, as they come due.  Our failure to obtain the funds for these capital expenditures would likely have a material adverse effect on our businesses, results of operations and financial condition.  In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures any of which could have a material adverse effect on our revenues and results of operations.

Our profitability and growth depend on the demand for containerships and the recent changes in general economic conditions, and the impact on consumer confidence and consumer spending, has resulted and may continue to result in a decrease in containerized shipping volume, driving charter rates to significantly lower levels than the historical highs of the past few years.  Charter hire rates for containerships may continue to experience volatility or settle at depressed levels, which would, in turn, adversely affect our profitability.

Demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships.  The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability.  In the second half of 2008 and the beginning of 2009, the ocean-going container shipping industry has experienced severe declines, with charter rates at significantly lower levels than the historical highs of the past few years.  Variations in containership charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products transported by containerships.  The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.  The recent global economic slowdown and disruptions in the credit markets have significantly reduced demand for products shipped in containers and, in turn, containership capacity.

Factors that influence demand for containership capacity include:

•                  supply and demand for products suitable for shipping in containers;

•                  changes in global production of products transported by containerships;

•                  the distance that container cargo products are to be moved by sea;

•                  the globalization of manufacturing;

•                  global and regional economic and political conditions;

•                  developments in international trade;

•                  changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported;

•                  environmental and other regulatory developments; and

•                  currency exchange rates.

Factors that influence the supply of containership capacity include:

•                  the number of new building deliveries;

•                  the scrapping rate of older containerships;

•                  the price of steel and other raw materials;

•                  changes in environmental and other regulations that may limit the useful life of containerships;

•                  the number of containerships that are out of service; and

•                  port congestion.

Recently, consumer confidence and consumer spending have deteriorated significantly, and could remain depressed for an extended period.  Consumer purchases of discretionary items, many of which are transported by sea in containers, generally decline during periods where disposable income is adversely affected or there is economic uncertainty, and, as a result, liner company customers may ship fewer containers or may ship containers only at reduced rates. This decrease in shipping volume could adversely impact our liner company customers and, in turn, demand for containerships.  As a result, charter rates and vessel values in the containership sector have decreased significantly and the counterparty risk associated with the charters for our vessels has increased.

Our ability to recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for containerships.  If the charter market is depressed, as it has been in the latter half of 2008 and into 2009, when our vessels’ charters expire, we may be forced to recharter the containerships at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or make our earnings volatile.  The same issues will exist if we acquire additional containerships and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan.

Weak economic conditions throughout the world, and particularly in the Asia Pacific region, could have a material adverse effect on our business, financial condition and results of operations.

Negative trends in the global economy that emerged in 2008 have continued in recent months. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, container shipping.  Continuing economic instability could have a material adverse effect on our financial condition and results of operations.

In particular, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or unloading of containers in ports in the Asia Pacific region.  As a result, negative change in economic conditions in any Asia Pacific country, but particularly in China, may exacerbate the effect of the significant downturns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects.  In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand.  In 2008 China’s gross domestic product declined from 2007, and it is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future.  Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.  Our business, financial condition, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Demand for the seaborne transport of products in containers has decreased dramatically in recent months, placing significant financial pressure on liner companies and, in turn, decreasing demand for containerships and increasing our charter counterparty risk.

The sharp decline in global economic activity in the second half of 2008 and in 2009 has resulted in a substantial decline in the demand for the seaborne transportation of products in containers, reaching the lowest levels in decades.  Consequently, the cargo volumes and freight rates achieved by liner companies, with which all of the existing and contracted vessels in our fleet are chartered, have declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines.  In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies has decreased, with over 10% of the world containership fleet estimated to be out of service as of March 31, 2009.  Moreover, newbuilding containerships with an aggregate capacity of 6.31 million TEUs, representing approximately 53% of the world’s fleet capacity as of December 31, 2008, were under construction, which may exacerbate the surplus of containership capacity further reducing charterhire rates.

The reduced demand and resulting financial challenges faced by our liner company customers has significantly reduced demand for containerships and may increase the likelihood of one or more of our customers being unable or unwilling to pay us the contracted charterhire rates, which are generally significantly above currently prevailing charter rates, under the charters for our vessels.  We generate all of our revenues from these charters and if our charterers fail to meet their obligations to us, we would sustain significant losses which could materially adversely affect our business and results of operations, as well as our ability to comply with covenants in our credit facilities.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our time charter agreements, or under our shipbuilding contracts, could cause us to suffer losses or otherwise adversely affect our business.

We derive all of our revenues from the payment of charter hire by our charterers.  Our 40 containerships are currently employed under time charters with 10 customers, with 59% of our revenues in 2008 generated from three customers, and we have arranged long-term time charters for each of our 29 contracted newbuilding containerships.  We could lose a charterer or the benefits of a time charter if:

•                  the charterer fails to make charter payments to us because of its financial inability, disagreements with us, defaults on a payment or otherwise;

•                  the charterer exercises certain specific limited rights to terminate the charter;

•                  we do not take delivery of a contracted newbuilding containership at the agreed time; or

•                  the charterer terminates the charter because the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement.

If we lose a time charter, we may be unable to re-deploy the related vessel on terms as favorable to us.  We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel.

The time charters on which we deploy our containerships generally provide for charter rates that are significantly above current market rates.  The ability and willingness of each of our counterparties to perform its obligations under time charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the container shipping industry, which has experienced severe declines in the second half of 2008 and the first quarter of 2009, and the overall financial condition of the counterparty.  Furthermore, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us.  For example, Senator Lines, the charterer of one of our vessels defaulted on its charter due to its insolvency in the first quarter of 2009 and the replacement charter we were able to arrange was at a reduced rate. In addition, the likelihood of a charterer seeking to renegotiate or defaulting on its charter with us may be heightened to the extent such customers are not able to utilize the vessels under charter from us, and instead leave such chartered vessels idle.  Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure would be at lower rates given currently depressed charter rates.  If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which would have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our credit facilities.

We depend upon a limited number of customers for a large part of our revenues.  The loss of these customers could adversely affect our financial performance.

Our customers in the containership sector consist of a limited number of liner operators.  The percentage of our revenues derived from these customers has varied in past years.  In the past several years APL-NOL, Hanjin Shipping, CMA-CGM, Yang Ming and HMM Korea have represented substantial amounts of our revenue.  In 2008, approximately 59% of our revenues from continuing operations were generated by three customers, CMA-CGM, HMM Korea and Yang Ming, and in 2007, four customers, China Shipping, Hyundai, CMA-CGM and Yang Ming, generated approximately 55% of our revenues from continuing operations.  We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues.  If these liner operators cease doing business or do not fulfill their obligations under the charters for our vessels, due to the increasing financial pressure on these liner companies from the significant decreases in demand for the seaborne transport of containerized cargo or otherwise, our results of operations and cash flows could be adversely affected.  Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

An over-supply of containership capacity may prolong or further depress the current low charter rates and, in turn, reduce our profitability.

While the size of the containership order book has declined from historic highs over the last 12 months, newbuilding containerships with an aggregate capacity of 6.31 million TEUs, representing approximately 53% of the total fleet capacity as of December 31, 2008, were under construction.  The size of the orderbook is large relative to historic levels and, although some orders will likely be cancelled or delayed, will result in a significant increase in the size of the world containership fleet over the next few years.  An over-supply of containership capacity, particularly in conjunction with the currently low level of demand for the seaborne transport of containers, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail.  We do not hedge against our exposure to changes in charter rates, due to increased supply of containerships or otherwise.

As such, if the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our containerships expire or are terminated, with the next vessels up for rechartering being eight containerships in 2010, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter our vessels at all.

Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new time charters, for which we will face substantial competition from established companies with significant resources and new entrants.

One of our objectives over the mid- to long-term is, when market conditions warrant, to acquire additional containerships in conjunction with entering into additional multi-year, fixed-rate time charters for these vessels.  We employ our vessels in highly competitive markets that are capital intensive and highly fragmented, with a highly competitive process for obtaining new multi-year time charters that generally involves an intensive screening process and competitive bids, and often extends for several months.  Generally, we compete for charters based on price, customer relationship, operating expertise, professional reputation and the size, age and condition of our vessels.  In recent months, in light of the dramatic downturn in the containership charter market, other containership owners, including many of the KG-model owners, have chartered their vessels to liner companies at extremely low rates, including at unprofitable levels, increasing the price pressure when competing to secure employment for our containerships.  Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

•                  shipping industry relationships and reputation for customer service and safety;

•                  container shipping experience and quality of ship operations (including cost effectiveness);

•                  quality and experience of seafaring crew;

•                  the ability to finance containerships at competitive rates and financial stability in general;

•                  relationships with shipyards and the ability to get suitable berths;

•                  construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

•                  willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•                  competitiveness of the bid in terms of overall price.

We face substantial competition from a number of experienced companies, including state-sponsored entities and major shipping companies.  Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates.  We anticipate that other marine transportation companies may also enter the containership sector, including many with strong reputations and extensive resources and experience.  This increased competition may cause greater price competition for time charters and, in stronger market conditions, for secondhand vessels and newbuildings.

In addition, a number of our competitors in the containership sector, including several that are among the largest charter owners of containerships in the world, have been established in the form of a German KG (Kommanditgesellschaft), which provides tax benefits to private investors.  Although the German tax law was amended to significantly restrict the tax benefits to taxpayers who invest after November 10, 2005, the tax benefits afforded to all investors in the KG-model shipping entities continue to be significant, and such entities will continue to be attractive investments.  Their focus on these tax benefits allows the KG-model shipping entities more flexibility in offering lower charter rates to liner companies.  Further, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by these sizeable competitors can have a decreasing effect throughout the charter market.

As a result of these factors, we may be unable to compete successfully with established companies with greater resources or new entrants for charters at a profitable level, or at all, which would have a material adverse effect on our business, results of operations and financial condition.

We may have more difficulty entering into multi-year, fixed-rate time charters if a more active short-term or spot container shipping market develops.

One of our principal strategies is to enter into multi-year, fixed-rate containership time charters particularly in strong charter rate environments, although in weaker charter rate environments, such as is prevailing in the beginning of 2009, we would generally expect to target somewhat shorter charter terms of three to six years or even shorter. As more vessels become available for the spot or short-term market, we may have difficulty entering into additional multi-year, fixed-rate time charters for our containerships due to the increased supply of containerships and the possibility of lower rates in the spot market and, as a result, our cash flows may be subject to instability in the long-term.  A more active short-term or spot market may require us to enter into charters based on changing market rates, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flows and net income in periods when the market for container shipping is depressed, as it is currently, or insufficient funds are available to cover our financing costs for related containerships.

Delays in deliveries of our additional 29 newbuilding containerships could harm our operating results.

The additional 29 newbuilding containerships are expected to be delivered to us at various times between June 2009 and September 2011, with six, 12 and 11 vessels expected to be delivered to us in the remainder of 2009, in 2010 and in 2011, respectively.  Delays in the delivery of these vessels, or any other newbuildings we may order or any secondhand vessels we may agree to acquire, would delay our receipt of revenues under the arranged time charters and could possibly result in the cancellation of those time charters, and therefore adversely affect our anticipated results of operations.  In the first quarter of 2009, we have come to an agreement with China Shipbuilding Trading Company to delay the delivery date of the five 8,530 TEU containerships under construction by two hundred days each on average. In addition, we have come to an agreement with Hanjin Heavy Industries & Construction Company to delay the delivery date of the five 6,500 TEU and the five 3,400 TEU containerships under construction by approximately one quarter each. As of today we are expecting to take delivery of six vessels during the remainder of the current year, twelve in 2010 (three of which may be delivered in the following year as their delivery is scheduled for December 2010) and eleven in 2011. Assuming that the three newbuildings scheduled for delivery in December 2010, will ultimately be delivered in 2011, the remaining capital expenditure installments are approximately $465 million for the remainder of 2009, $875 million for 2010 and $785 million for 2011.  Although this will delay our funding requirements for the installment payments to purchase these vessels, it will also delay our receipt of contracted revenues under the charters for such vessels.

The delivery of the newbuildings could also be delayed because of, among other things:

•                  work stoppages or other labor disturbances or other events that disrupt the operations of the shipyard building the vessels;

•                  quality or engineering problems;

•                  changes in governmental regulations or maritime self-regulatory organization standards;

•                  lack of raw materials;

•                  bankruptcy or other financial crisis of the shipyard building the vessel;

•                  our inability to obtain requisite financing or make timely payments;

•                  a backlog of orders at the shipyard building the vessel;

•                  hostilities, political or economic disturbances in the countries where the containerships are being built;

•                  weather interference or catastrophic event, such as a major earthquake or fire;

•                  our requests for changes to the original vessel specifications;

•                  requests from the liner companies, with which we have arranged charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and container shipping demand, in addition to those delayed deliveries we have already arranged;

•                  shortages of or delays in the receipt of necessary construction materials, such as steel;

•                  our inability to obtain requisite permits or approvals; or

•                  a dispute with the shipyard building the vessel.

In particular, the shipbuilders with whom we have contracted for our 29 newbuildings may be affected by the ongoing instability of the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates.  In addition, the refund guarantors under our newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees.  If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities.

The delivery of any secondhand containership we may agree to acquire could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

Certain of the containerships in our contracted fleet are subject to purchase options held by the charterers of the respective vessels, which, if exercised, could reduce the size of our containership fleet and reduce our future revenues.

The chartering arrangements with respect to the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005 include options for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of their respective charters, which, based on the respective expected delivery dates for these vessels, is expected to fall in April 2017, June 2017, August 2017, October 2017 and December 2017, respectively, each for $78.0 million.  The option exercise prices with respect to these vessels reflect an estimate of market prices, which are in excess of the vessels’ book values net of depreciation, at the time the options become exercisable.  If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced and, due to the potential scarcity of secondhand containerships available for acquisition at such time and the delay in delivery associated with commissioning newbuildings, we may be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if containership values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by CMA-CGM.  Consequently, if these purchase options were to be exercised, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

Containership values have recently decreased significantly, and may remain at these depressed levels, or decrease further, and over time may fluctuate substantially.  If these values are low at a time when we are attempting to dispose of a vessel, we may incur a loss.

Due to the sharp decline in world trade and containership charter rates, the market values of the containerships in our fleet are currently significantly lower than prior to the downturn in the second half of 2008. Containership values may remain at current low, or lower, levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

•                  prevailing economic conditions in the markets in which containerships operate;

•                  changes in and the level of world trade;

•                  the supply of containership capacity;

•                  prevailing charter rates; and

•                  the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

In the future, if the market values of our vessels experience further deterioration, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations.  If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it.  Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

Our board of directors has recently determined to suspend the payment of cash dividends as a result of market conditions in the shipping industry, and until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and, if reinstated, it is likely that any dividend payments would be at reduced levels.

We previously paid regular cash dividends on a quarterly basis.  Our board of directors has recently determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry and in particular the sharp decline in charter rates and vessel values in the containership sector.  Until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and if reinstated, it is likely that any dividend payments would be at reduced levels.  In connection with the waivers and amendments to our credit facilities, which we are currently discussing with out lenders, additional restrictions on the payment of dividends may be imposed and, as a result, we may need to seek the consent of lenders to make future dividend payments, if any.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and, if reinstated, to make dividend payments in the future.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets.  We have no significant assets other than the equity interests in our subsidiaries.  As a result, our ability to pay our contractual obligations and, if reinstated, to make any dividend payments in the future depends on our subsidiaries and their ability to distribute funds to us.  The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdictions of incorporation which regulates the payment of dividends by companies.  If we are unable to obtain funds from our subsidiaries, even if we would otherwise have reinstated dividend payments, our board of directors may exercise its discretion not to declare or pay dividends.  If we reinstate dividend payments in the future, we do not intend to seek to obtain funds from other sources to make such dividend payments, if any.

Our credit facilities impose operating and financial restrictions on us, and if we receive waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements.

Our credit facilities impose, and our future financing arrangements and any waivers and/or amendments to our loan agreement we obtain may impose, operating and financial restrictions on us.  These restrictions may limit our ability to:

•                  incur additional indebtedness;

•                  create liens on our assets;

•                  sell capital stock of our subsidiaries;

•                  make investments;

•                  engage in mergers or acquisitions;

•                  pay dividends; or

•                  make capital expenditures.

Certain of our credit facilities require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include requirements that we:

•                  maintain a market value adjusted net worth of at least $400.0 million and stockholders’ equity of at least $250.0 million;

•                  ensure that the aggregate market value of the vessels in our fleet exceeds 145.0% of our net consolidated debt at all times;

•                  maintain adjusted stockholders’ equity in excess of 30.0% of our total market value adjusted assets;

•                  ensure that our outstanding bank debt does not exceed 75.0% of the aggregate value of our vessels mortgaged under the relevant credit facility;

•                  ensure that our total liabilities (after deducting cash and cash equivalents), at all times, will be no more than 70.0% of the market value of our adjusted total assets;

•                  maintain aggregate cash and cash equivalents of no less than the higher of (a) $30 million and (b) 3% of our total indebtedness until November 14, 2011 and 4% of our total indebtedness at all times thereafter; and

•                  maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

As a result of the severe decline in containership charter rates and vessels values, as well as the fair value of our interest rate swap arrangements, we currently we do not meet the collateral coverage ratios, corporate leverage ratios and the minimum net worth requirements under our credit facilities.  As a result, we are in discussions with our lenders for proposed waivers that would cover any breach of the financial covenants, including the collateral coverage ratio, corporate leverage ratio and the minimum net worth requirements thereunder, for 2008 and 2009.

The proposed waivers are subject to definitive documentation and the approval of requisite interest of the syndicate of lenders under the credit facilities.  We cannot assure you that we will enter into definitive documentation or that we will be able to obtain the approval of the bank syndicates on the terms described herein or at all, particularly in light of the current difficult environment in the global financing and shipping markets.

In connection with the waivers or amendments of our credit facilities which we discussing with our lenders, our lenders may impose additional restrictions on us.  In addition to the above restrictions, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lender’s permission when needed.  These potential restrictions and requirements may limit our ability to pay dividends, if any, in the future, to you, finance our future operations, make acquisitions or pursue business opportunities.

Even if we are able obtain the waivers discussed above, a subsequent failure to meet our payment or covenant compliance obligations under our secured credit facilities could lead to defaults under our such facilities.  Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in cross-defaults under our other credit facilities, and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders.  The loss of these vessels would have a material adverse effect on our operating results and financial condition.

We may be unable to draw down the full amount of our credit facilities if the market values of our vessels further decline.

There are restrictions on the amount of cash that can be advanced to us under our credit facilities based on the market value of the vessel or vessels in respect of which the advance is being made.  If the market value of our fleet, which has experienced substantial recent declines, declines further, we may not be able to draw down the full amount of certain of our committed credit facilities, obtain other financing or incur debt on terms that are acceptable to us, or at all.  We may also not be able to refinance our debt or obtain additional financing.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of March 31, 2009, we had outstanding indebtedness of $2.2 billion and we expect to incur substantial additional indebtedness as we finance the $2.1 billion aggregate remaining purchase price for our 29 newbuildings and, as market conditions warrant over the medium to long-term, further grow our fleet.  This level of debt could have important consequences to us, including the following:

•                  our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms;

•                  we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and, if reinstated, dividends to our stockholders;

•                  our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•                  our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control.  If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital.  We may not be able to effect any of these remedies on satisfactory terms, or at all.  In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and reductions in our stockholders’ equity, as well as charges against our income.

We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR, as well as two interest rate swap agreements, in an aggregate notional amount of $122.9 million, converting fixed interest rate exposure under our credit facilities advanced at a fixed rate of interest to floating rates based on LIBOR.  Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our income statement.  In addition, changes in the fair value of our derivative contracts, even those that qualify for treatment as hedges for accounting and financial reporting purposes, are recognized in “Accumulated Other Comprehensive Loss” on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities.  For example, due to the decline in interest rates, the fair value of our cash flow hedge interest rate swaps at December 31, 2008 amounted to an unrealized loss of approximately $408.0 million resulting in our failure to comply with the net worth requirements of our credit facility covenants as of December 31, 2008.

Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR.  Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

Because we generate all of our revenues in United States dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in United States dollars and for the year ended December 31, 2008, we incurred approximately 56% of our vessels’ expenses in currencies other than United States dollars.  This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro.  Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income.  We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer.

Due to our lack of diversification following the sale of our drybulk carriers, adverse developments in the containership transportation business could reduce our ability to meet our payment obligations and our profitability.

In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 deadweight tons, or dwt, for an aggregate of $143.5 million.  In the first quarter of 2007, we delivered five of these vessels to the purchaser, which is not affiliated with us, for an aggregate of $118.0 million and the remaining vessel to the purchaser for $25.5 million when its charter expired in the second quarter of 2007.  Subject to market conditions, including the availability of suitably configured vessels, we may reinvest in the drybulk sector of the shipping industry.  Unless we acquire replacement drybulk carriers, we will rely exclusively on the cash flows generated from our charters that operate in the containership sector of the shipping industry. Due to our lack of diversification, adverse developments in the container shipping industry have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

We may have difficulty properly managing our growth through acquisitions of additional vessels and we may not realize the expected benefits from these acquisitions, which may have an adverse effect on our financial condition and performance.

To the extent market conditions warrant, we intend to grow our business over the medium to long-term by ordering newbuildings and through selective acquisitions of additional vessels.  Future growth will primarily depend on:

•                  locating and acquiring suitable vessels;

•                  identifying and consummating vessel acquisitions or joint ventures relating to vessel acquisitions;

•                  enlarging our customer base;

•                  developments in the charter markets in which we operate that make it attractive for us to expand our fleet;

•                  managing any expansion;

•                  the operations of the shipyard building any newbuildings we may order; and

•                  obtaining required financing on acceptable terms.

Although charter rates and vessel values have recently declined significantly, along with the availability of debt to finance vessel acquisitions, during periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to acquire vessels at favorable prices.
In addition, growing any business by acquisition presents numerous risks, such as managing relationships with customers and integrating newly acquired assets into existing infrastructure.  We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth efforts.

Under the terms of a plea agreement, our manager pled to one count of negligent discharge of oil from the Henry (ex APL Guatemala) and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge.  Any violation of the terms of the plea agreement, or any penalties or heightened environmental compliance plan requirements imposed as a result of any alleged discharge from any other vessel in our fleet calling at U.S. ports could negatively affect our operations and business.

In the summer of 2001, one of our vessels, the Henry (ex APL Guatemala), experienced engine damage at sea that resulted in an accumulation of oil and oily water in the vessel’s engine room.  The U.S. Coast Guard found oil in the overboard discharge pipe from the vessel’s oily water separator.  Subsequently, on July 2, 2001, when the vessel was at anchor in Long Beach, California, representatives of our manager notified authorities of the presence of oil on the water on the starboard side of the vessel.  On July 3, 2001, oil was found in an opening through which seawater is taken in to cool the vessel’s engines.  In connection with these events, our manager entered into a plea agreement with the U.S. Attorney, on behalf of the government, which was filed with the U.S. District Court on June 20, 2006, pursuant to which our manager agreed to plead guilty to one count of negligent discharge of oil and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge.  Consistent with the government’s practice in similar cases, our manager agreed to develop and implement a third-party consultant monitored environmental compliance plan and to designate an internal corporate compliance manager.  This compliance plan would require our manager to prepare an environmental compliance plan manual for approval by such third-party environmental consultant and the U.S. government.  The program would also require our manager to arrange for, fund and complete a series of audits of its fleet management offices and of waste streams of the vessels it manages, including all of the vessels in our fleet that call at U.S. ports, as well as an independent, third-party focused environmental compliance plan audit.  Our manager also agreed to a probation period of three years under the plea agreement.  Our manager further agreed to pay an aggregate of $500,000 in penalties in connection with the charges of negligent discharge and obstruction of justice under the plea agreement, with half of the penalties to be applied to community service projects that will benefit, restore or preserve the environment and ecosystems in the central California area.  On August 14, 2006, the court accepted our manager’s guilty plea to the two counts and, on December 4, 2006, sentenced our manager in accordance with the terms of the plea agreement.  Our manager has developed and is implementing the environmental compliance plan. Any violation of this environmental compliance plan or of the terms of our manager’s probation or any penalties, restitution or heightened environmental compliance plan requirements that are imposed relating to alleged discharges in any other action involving our fleet or our manager could negatively affect our operations and business.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are materially affected by environmental regulation in the form of international, national, state and local laws, regulations, conventions and standards in force in international waters and the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management.  Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or their impact on the resale price or useful life of our vessels.  Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.  We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations.  Many environmental requirements are designed to reduce the risk of pollution, such as oil spills, and our compliance with these requirements can be costly.

Environmental requirements can also affect the resale value or useful lives of our vessels, could require a reduction in cargo capacity, ship modifications or operational changes or restrictions, could lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports.  Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages liability, in the event that there is a release of petroleum or other hazardous material from our vessels or otherwise in connection with our operations.  We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our existing or historic operations.  Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

The operation of our vessels is also affected by the requirements set forth in the International Maritime Organization’s, or IMO’s, International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code.  The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  Failure to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected ships, and may result in denial of access to, or detention in, certain ports.

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in developing contingency arrangements for potential spills and in obtaining insurance coverage.  Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and could require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether.  As a result of accidents such as the November 2002 oil spill relating to the loss of the m.t. Prestige, a 26-year old single-hull product tanker unrelated to us, we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors.  Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our vessels could have a material adverse impact on our financial condition, results of operations and our ability to pay dividends to our stockholders.

Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our containership business.

International container shipping is subject to security and customs inspection and related procedures in countries of origin, destination, and certain trans-shipment points.  These inspection procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers, and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, charterers and charter owners.

Since the events of September 11, 2001, U.S. authorities have more than doubled container inspection rates to over 5% of all imported containers.  Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.  Also, as a response to the events of September 11, 2001, additional vessel security requirements have been imposed including the installation of security alert and automatic information systems on board vessels.

It is unclear what changes, if any, to the existing inspection and security procedures will ultimately be proposed or implemented, or how any such changes will affect the industry.  It is possible that such changes could impose additional financial and legal obligations, including additional responsibility for inspecting and recording the contents of containers and complying with additional security procedures on board vessels, such as those imposed under the ISPS Code.  Changes to the inspection and security procedures and container security could result in additional costs and obligations on carriers and may, in certain cases, render the shipment of certain types of goods by container uneconomical or impractical.  Additional costs that may arise from current inspection or security procedures or future proposals that may not be fully recoverable from customers through higher rates or security surcharges.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of a ship’s registry could requisition for title or seize our vessels.  Requisition for title occurs when a government takes control of a ship and becomes the owner.  Also, a government could requisition our containerships for hire.  Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates.  Generally, requisitions occur during a period of war or emergency.  Government requisition of one or more of our vessels may negatively impact our revenues and results of operations.

Terrorist attacks and international hostilities could affect our results of operations and financial condition.

Terrorist attacks such as the attacks on the United States on September 11, 2001 and more recent attacks in other parts of the world, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition.  The conflicts in Iraq and Afghanistan may lead to additional acts of terrorism, regional conflict and other armed conflicts around the world, which may contribute to further economic instability in the global financial markets.  These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all.

Terrorist attacks targeted at sea vessels, such as the October 2002 attack in Yemen on the VLCC Limburg, a ship not related to us, may in the future also negatively affect our operations and financial condition and directly impact our containerships or our customers.  Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession affecting the United States or the entire world.  Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered could affect us.  In addition, future hostilities or other political instability in regions where our vessels trade could also affect our trade patterns and adversely affect our operations and performance.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  In 2008 and 2009, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia.  For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million, and was released in January 2009 upon a ransom payment of $3 million.  In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income and stock price.

The operation of ocean-going vessels carries inherent risks.  These risks include the possibility of:

•                  marine disaster;

•                  environmental accidents;

•                  grounding, fire, explosions and collisions;

•                  cargo and property losses or damage;

•                  business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, or adverse weather conditions;

•                  work stoppages or other labor problems with crew members serving on our vessels, substantially all of whom are unionized and covered by collective bargaining agreements; and

•                  piracy.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally.  Any of these circumstances or events could increase our costs or lower our revenues, which could result in reduction in the market price of our shares of common stock.  The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations due to the inherent operational risks of the shipping industry.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes.  In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps.  There are also liabilities arising from owning and operating vessels in international trade.  We procure insurance for our fleet against risks commonly insured against by vessel owners and operators.  Our current insurance includes (i) hull and machinery insurance covering damage to our vessels’ hull and machinery from, among other things, contact with free and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage and pollution insurance) covering third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs and loss of hire insurance for the CSCL Europe, the MSC Baltic (ex CSCL America), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561).

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim.  Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a loss.  Under the terms of our credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies.  Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet.  We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability.  Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

In addition, we do not carry loss of hire insurance (other than for the CSCL Europe, the MSC Baltic (ex CSCL America), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) to satisfy our loan agreement requirements).  Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents.  Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages.  In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings.  The arrest or attachment of one or more of our vessels could interrupt our cash flows and require us to pay large sums of money to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner.  Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel.  As our fleet ages, we may incur increased costs.  Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology.  Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers.  Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage.  Although our current fleet of 40 containerships had an average age (weighted by TEU capacity) of approximately 9.9 years as of March 31, 2009, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry.  The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention, and all vessels must be awarded ISM certification.

A vessel must undergo annual surveys, intermediate surveys and special surveys.  In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period.  Each of the vessels in our fleet is on a special survey cycle for hull inspection and a continuous survey cycle for machinery inspection.

If any vessel does not maintain its class or fails any annual, intermediate or special survey, and/or loses its certification, the vessel will be unable to trade between ports and will be unemployable, and we could be in violation of certain covenants in our loan agreements.  This would negatively impact our operating results and financial condition.

Our business depends upon certain employees who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chief executive officer, Dr. John Coustas, and certain members of our senior management and that of our manager.  Dr. Coustas has substantial experience in the container shipping industry and has worked with us and our manager for many years.  He and others employed by us and our manager are crucial to the execution of our business strategies and to the growth and development of our business.  If the individuals were no longer to be affiliated with us or our manager, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

The provisions in our employment arrangements with our chief executive officer restricting his ability to compete with us, like restrictive covenants generally, may not be enforceable.

In connection with his employment agreement with us, Dr. Coustas, our chief executive officer, has entered into a restrictive covenant agreement with us under which he is precluded during the term of his employment and for one year thereafter from owning and operating drybulk ships or containerships larger than 2,500 TEUs and from acquiring or investing in a business that owns or operates such vessels.  Courts generally do not favor the enforcement of such restrictions, particularly when they involve individuals and could be construed as infringing on their ability to be employed or to earn a livelihood.  Our ability to enforce these restrictions, should it ever become necessary, will depend upon the circumstances that exist at the time enforcement is sought.  We cannot be assured that a court would enforce the restrictions as written by way of an injunction or that we could necessarily establish a case for damages as a result of a violation of the restrictive covenants.

We depend on our manager to operate our business.

Pursuant to the management agreement and the individual ship management agreements, our manager and its affiliates may provide us with certain of our officers and will provide us with technical, administrative and certain commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services).  Our operational success will depend significantly upon our manager’s satisfactory performance of these services.  Our business would be harmed if our manager failed to perform these services satisfactorily.  In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones currently offered by our manager.  Our management agreement with our agreement may not be as favorable.

Our ability to compete for and enter into new time charters and to expand our relationships with our existing charterers depends largely on our relationship with our manager and its reputation and relationships in the shipping industry.  If our manager suffers material damage to its reputation or relationships, it may harm our ability to:

•                  renew existing charters upon their expiration;

•                  obtain new charters;

•                  successfully interact with shipyards during periods of shipyard construction constraints;

•                  obtain financing on commercially acceptable terms or at all;

•                  maintain satisfactory relationships with our charterers and suppliers; or

•                  successfully execute our business strategies.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business and affect our profitability.

Our manager is a privately held company and there is little or no publicly available information about it.

The ability of our manager to continue providing services for our benefit will depend in part on its own financial strength.  Circumstances beyond our control could impair our manager’s financial strength, and because it is a privately held company, information about its financial strength is not available.  As a result, our stockholders might have little advance warning of problems affecting our manager, even though these problems could have a material adverse effect on us.  As part of our reporting obligations as a public company, we will disclose information regarding our manager that has a material impact on us to the extent that we become aware of such information.

We are a Marshall Islands corporation, and the Marshall Islands does not have a well developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA.  The provisions of the BCA are similar to provisions of the corporation laws of a number of states in the United States.  However, there have been few judicial cases in the Republic of The Marshall Islands interpreting the BCA.  The rights and fiduciary responsibilities of directors under the law of the Republic of The Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions.  Stockholder rights may differ as well.  While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction.

It may be difficult to enforce service of process and enforcement of judgments against us and our officers and directors.

We are a Marshall Islands corporation, and our registered office is located outside of the United States in the Marshall Islands.  A majority of our directors and officers reside outside of the United States, and a substantial portion of our assets and the assets of our officers and directors are located outside of the United States.  As a result, you may have difficulty serving legal process within the United States upon us or any of these persons.  You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in the U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

There is also substantial doubt that the courts of the Marshall Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.  Even if you were successful in bringing an action of this kind, the laws of the Marshall Islands may prevent or restrict you from enforcing a judgment against our assets or our directors and officers.

Risks Relating to Our Common Stock

The market price of our common stock has fluctuated widely and the market price of our common stock may fluctuate in the future.

The market price of our common stock has fluctuated widely since our initial public offering in October 2006 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the containership sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the containership sector, changes in general economic or market conditions and broad market fluctuations.

If the market price of our common stock remains below $5.00 per share, under stock exchange rules, our stockholders will not be able to use such shares as collateral for borrowing in margin accounts.  This inability to use shares of our common stock as collateral may depress demand as certain institutional investors are restricted from investing in shares priced below $5.00 and lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common stock.

In addition, under the rules of The New York Stock Exchange, listed companies have historically been required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of 180 days to regain compliance with the $1.00 per share minimum.  In light of recently deteriorating market conditions, under a rule change recently approved by the Securities and Exchange Commission, the New York Stock Exchange has temporarily suspended the minimum share price requirement through June 30, 2009.  Following the expiration of the suspension, in the event that our share price declines below $1.00, we may be required to take action, such as a reverse stock split, in order to comply with the New York Stock Exchange rules that may be in effect at the time in order to avoid delisting of our common stock and the associated decrease in liquidity in the market for our common stock.  In addition, the New York Stock Exchange has reduced, until June 30, 2009, its global market capitalization requirement for continued listing to $15 million from $25 million, although a global market capitalization of less than $75.0 million could be considered below compliance by the New York Stock Exchange.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock.  Such sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.  We may issue additional shares of our common stock in the future, which if made at prevailing prices would be significantly dilutive of existing stockholders, and our stockholders may elect to sell large numbers of shares held by them from time to time.

We filed with the SEC a shelf registration statement on Form F-3 registering under the Securities Act 44,318,500 shares of our common stock for resale on behalf of selling stockholders, including our executive officers, in addition to securities issuable by us.  In the aggregate these 44,318,500 shares represent approximately 81% of our outstanding common stock as of March 31, 2009.  These shares may be sold in registered transactions and may also be resold subject to the holding period, volume, manner of sale and notice requirements of Rule 144 under the Securities Act.  Sales or the possibility of sales of substantial amounts of our common stock by these shareholders in the public markets could adversely affect the market price of our common stock.

The Coustas Family Trust, our principal existing stockholder, controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

The Coustas Family Trust, under which our chief executive officer is both a beneficiary, together with other members of the Coustas Family, and the protector (which is analogous to a trustee), through Danaos Investments Limited, a corporation wholly-owned by Dr. Coustas, owns, directly or indirectly, approximately 80% of our outstanding common stock.  This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions.  The interests of this stockholder may be different from yours.

We are a “controlled company” under the New York Stock Exchange rules, and as such we are entitled to exemptions from certain New York Stock Exchange corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

We are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards.  Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees.  We may utilize these exemptions.  As a result, non-independent directors, including members of our management who also serve on our board of directors, may serve on the compensation or the nominating and corporate governance committees of our board of directors which, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding us.  Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

The requirements of being a public company may strain our resources and distract management.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act.  These requirements may place a burden on our systems and resources.  The Securities Exchange Act of 1934, as amended, requires that we file annual and current reports with respect to our business and financial condition.  The Sarbanes-Oxley Act, among other things, requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting.  In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required.  This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, if we fail to maintain effective controls and procedures, we may be unable to provide the financial information that publicly traded companies are required to provide in a timely and reliable fashion.  Any such delays or deficiencies could limit our ability to obtain financing, either in the public capital markets or from private sources, and could thereby impede our ability to implement our strategies.  In addition, any such delays or deficiencies could result in failure to meet the requirements for continued listing of our common stock on the New York Stock Exchange, which would adversely affect the liquidity of our common stock.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our common stock.

Several provisions of our articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management.  In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions:

•                  authorize our board of directors to issue “blank check” preferred stock without stockholder approval;

•                  provide for a classified board of directors with staggered, three-year terms;

•                  prohibit cumulative voting in the election of directors;

•                  authorize the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the outstanding stock entitled to vote for those directors;

•                  prohibit stockholder action by written consent unless the written consent is signed by all stockholders entitled to vote on the action;

•                  establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•                  restrict business combinations with interested stockholders.

We have adopted a stockholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors.

These anti-takeover provisions, including the provisions of our stockholder rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Tax Risks

We may have to pay tax on U.S.-source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended, 50% of the gross shipping income of a ship owning or chartering corporation, such as ourselves, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income and as such is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

Other than with respect to four of our vessel-owning subsidiaries, as to which we are uncertain whether they qualify for this statutory tax exemption, we believe that we and our subsidiaries currently qualify for this statutory tax exemption and we currently intend to take that position for U.S. federal income tax reporting purposes.  However, there are factual circumstances beyond our control that could cause us or our subsidiaries to fail to qualify for the benefit of this tax exemption and thus to be subject to U.S. federal income tax on U.S. –source shipping income. There can be no assurance that we or any of our subsidiaries will qualify for this tax exemption for any year.  For example, even assuming, as we expect will be the case, that our shares are regularly and primarily traded on an established securities market in the United States, if shareholders each of whom owns, actually or under applicable attribution rules, 5% or more of our shares own, in the aggregate, 50% or more of our shares, then we and our subsidiaries will generally not be eligible for the Section 883 exemption unless we can establish, in accordance with specified ownership certification procedures, either (i) that a sufficient number of the shares in the closely-held block are owned, directly or under the applicable attribution rules, by “qualified shareholders” (generally, individuals resident in certain non-U.S. jurisdictions) so that the shares in the closely-held block that are not so owned could not constitute 50% or more of our shares for more than half of the days in the relevant tax year or (ii) that qualified shareholders owned more than 50% of our shares for at least half of the days in the relevant taxable year.  There can be no assurance that we will be able to establish such ownership by qualified shareholders for any tax year.  In connection with the four vessel-owning subsidiaries referred to above, we note that qualification under Section 883 will depend in part upon the ownership, directly or under the applicable attribution rules, of preferred shares issued by such subsidiaries as to which we are not the direct or indirect owner of record.

If we or our subsidiaries are not entitled to the exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our gross U.S. source shipping income.  The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.  A number of our charters contain provisions that obligate the charterers to reimburse us for the 4% gross basis tax on our U.S. source shipping income.

If we were treated as a “passive foreign investment company,” certain adverse U.S. federal income tax consequences could result to U.S. stockholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute “passive income.” In general, U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.  If we are treated as a PFIC for any taxable year, we will provide information to U.S. stockholders to enable them to make certain elections to alleviate certain of the adverse U.S. federal income tax consequences that would arise as a result of holding an interest in a PFIC.

While there are legal uncertainties involved in this determination, including as a result of a recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. and Subsidiaries; Tidewater Foreign Sales Corporation v. United States, No. 08-30268 (5th Cir., April 13, 2009) which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the foreign sales corporation rules under the U.S. Internal Revenue Code,  we believe we should not be treated as a PFIC for the taxable year ended December 31, 2008. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, there is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Legislation has been introduced that would deny the preferential rate of federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system.  Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. It is not possible at this time to predict with certainty whether or in what form the proposed legislation will be enacted.

If the regulations regarding the exemption from Liberian taxation for non-resident corporations issued by the Liberian Ministry of Finance were found to be invalid, the net income and cash flows of our Liberian subsidiaries and therefore our net income and cash flows, would be materially reduced.

A number of our subsidiaries are incorporated under the laws of the Republic of Liberia.  The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the “New Act”) which does not distinguish between the taxation of “non-resident” Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the income tax law previously in effect since 1977, and “resident” Liberian corporations which conduct business in Liberia and are, and were under the prior law, subject to taxation.

In 2004, the Liberian Ministry of Finance issued regulations exempting non-resident corporations engaged in international shipping, such as our Liberian subsidiaries, from Liberian taxation under the New Act retroactive to January 1, 2001.  It is unclear whether these regulations, which ostensibly conflict with the express terms of the New Act adopted by the Liberian legislature, are valid.  However, the Liberian Ministry of Justice issued an opinion that the new regulations are a valid exercise of the regulatory authority of the Ministry of Finance.  The Liberian Ministry of Finance has not at any time since January 1, 2001 sought to collect taxes from any of our Liberian subsidiaries.

If our Liberian subsidiaries were subject to Liberian income tax under the New Act, they would be subject to tax at a rate of 35% on their worldwide income.  As a result, their, and subsequently our, net income and cash flows would be materially reduced.  In addition, as the ultimate stockholder of the Liberian subsidiaries, we would be subject to Liberian withholding tax on dividends paid by our Liberian subsidiaries at rates ranging from 15% to 20%, which would limit our access to funds generated by the operations of our subsidiaries and further reduce our income and cash flows.